July 14, 2005

Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549 Attention: Mr. Donald C. Hunt

RE:	Comtech Group, Inc.

Registration Statement on Form S-1

Filed April 20, 2005

File No. 333-124201

Dear Mr. Hunt:

On behalf of our client, Comtech Group, Inc. (the “Company”), in connection with its proposed public offering, we are filing an amended registration statement on Form S-1. The amended registration statement has been marked to indicate changes from the previously amended S-1 filed on July 7, 2005.

The Company has responded to the Staff’s comments dated July 12, 2005 either by revising the original registration statement to comply with the comments, by providing an explanation if the Company has not revised the previous registration statement or by providing supplemental information as requested. In addition to the amendments made in response to the Staff’s comments, the Company has revised the registration statement to reflect developments since the time of the initial registration statement or to clarify its disclosures.

Securities and Exchange Commission

Division of Corporation Finance

July 14, 2005

The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and the page number references related to the marked version of the enclosed registration statement):

We depend upon contractual arrangements…, page 13

1.        We continue to review your responses to prior comments 1, 3 and 4 and may have further comments that will be addressed separately.

The Company notes the Staff’s comment that it may have further comments to be addressed separately.

Principal and Selling Stockholders, page 69

2.        We note that shares beneficially owned after the offering by Jeffery Kang and all executive officers and directors as a group are described in footnote (15) as representing “shares…beneficially owned after this offering by Comtech Global Investment Ltd., a selling shareholder in this offering.” Please reconcile this with, in the case of Mr. Kang, the disclosure in footnotes (2) and (14) and in the case of all executive officers and directors as a group, footnotes (2)-(9) and (14).

In response to the Staff’s comment, the footnotes in the table have been modified and expanded to clarify the persons and entities beneficially owning shares after the offering. Footnotes 14 and 15 have been modified to clarify that the shares being sold in the offering are attributable to particular selling shareholder entities; and footnotes 16, 17 and 18 have been added to similarly clarify that certain individual shareholders will beneficially own shares after the offering by virtue of their interests in the selling shareholder entities.

3.        We note that the table states that Ren Investment International Ltd. beneficially owns 4,937,917 shares of common stock, while footnote (2) states that Ren Investment beneficially owns 5,342,790 shares. Please revise your disclosure to reconcile these statements.

The disclosure in footnote 2 has been corrected to reflect the share amount stated in the table. Thank you for pointing this out.

4.        We note the reference to footnote (17). Please revise or advise.

The reference to footnote 17 was a typographical error. The disclosure has been corrected.

Related-Party Transactions, page 71

5        We note the reference to 2002 transactions disclosed in response to previous comment 8. To the extent that these transactions involved related parties, they should be disclosed fully in this section so that investors have a clear understanding of the purpose and effects of the transactions. See Instruction 2 to Regulation S-K Item 404 to provide a clearer understanding of the purpose and effects of the transactions.

Securities and Exchange Commission

Division of Corporation Finance

July 14, 2005

The transactions referred to in previous comment 8 were not related party transactions under Item 404, but rather were part of a group restructuring within a private company, as currently described on page F-9 of the Company’s audited financial statements. However, in response to the Staff’s comment, the disclosure under the “Corporate Structure” relating to the 2002 restructuring has been expanded.

Underwriting, page 81

6.        Please confirm that your reference on page 81 to electronic prospectus delivery applies only to the electronic road show mentioned in your letter to us and that you and the underwriters will note engage in any other form of electronic offer, sale or distribution of your shares.

The Company confirms that the reference on page 81 applies only to the electronic road show mentioned in our previous letter. The Company and the underwriters have confirmed that they will not engage in any other form of electronic offer, sale or distribution of our shares.

Exhibits

7.        We note your response to prior comment 9. Please allow adequate time for review and resolution of any comment on additional exhibits.

The Staff’s comment is noted. The Form of Underwriting Agreement is included with this amendment no.5.

Securities and Exchange Commission

Division of Corporation Finance

July 14, 2005

As discussed with Donald Hunt, the Company and the underwriters currently hope to be in a position to price the offering after the close of markets on Thursday, July 14, 2005. If the Staff has further comments, please kindly fax them to Bob Wray at 1-917-777-5305 (a U.S. fax number).

Sincerely yours,

/s/ Robert G. Wray

Robert G. Wray

Enclosures

cc:	Comtech Group, Inc.
Mr. Jeffrey Kang
Ms. Hope Ni